Filed by GEMSTAR-TV GUIDE INTERNATIONAL, INC.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: MACROVISION SOLUTIONS CORPORATION
(Registration No. 333-148825), MACROVISION CORPORATION, File #000-22023
and GEMSTAR-TV GUIDE INTERNATIONAL, INC., File #0-24218

FOR IMMEDIATE RELEASE

GEMSTAR-TV GUIDE STOCKHOLDERS APPROVE MERGER WITH MACROVISION

April 29, 2008 (Los Angeles, CA) —Gemstar-TV Guide International, Inc. (NASDAQ: GMST) announced today that its stockholders have approved the proposed combination of Gemstar-TV Guide and Macrovision Corporation (NASDAQ: MVSN). Based on results announced at today’s special meeting of stockholders, more than 90% of Gemstar-TV Guide’s outstanding shares on March 17, 2008, the record date for the meeting, were voted in favor of the transaction. The parties currently expect the merger to be effective on May 2, 2008.

The results of the proration procedures outlined in the merger agreement and the final joint proxy statement/prospectus mailed to Gemstar-TV Guide’s stockholders will be announced when they have been completed.

ADDITIONAL INFORMATION
Gemstar-TV Guide is a leading global media, entertainment, and technology company that develops, licenses, markets and distributes products and services that maximize the video guidance and entertainment experience for consumers. Gemstar-TV Guide's businesses include: television, publishing, and new media properties; interactive program guide services and products; and intellectual property licensing. Additional information about Gemstar-TV Guide can be found at www.gemstartvguide.com.

Macrovision Corporation provides a broad set of solutions that enable businesses to protect, enhance and distribute their digital goods to consumers across multiple channels. Macrovision solutions are deployed by companies in the entertainment, consumer electronics, gaming, software, information publishing and corporate IT markets to solve industry-specific challenges and bring greater value to their customers. Macrovision currently holds approximately 285 issued or pending United States patents and more than 1,250 issued or pending international patents, and continues to increase its patent portfolio with new and innovative technologies in related fields. Macrovision is headquartered in Santa Clara, California, U.S.A. with other offices across the United States and around the world. More information about Macrovision can be found at www.macrovision.com.

Forward-Looking Statements
This press release contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of Gemstar-TV Guide and the completion thereof. A number of factors could cause Gemstar-TV Guide’s and Macrovision’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, the satisfaction of the closing conditions to the transaction. Such factors are further addressed in

Macrovision Solutions Corporation’s, Gemstar-TV Guide’s and Macrovision’s respective securities filings on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

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For more information, contact: Innisfree M&A Incorporated (877) 750-9501 Toll Free (212) 750-5833 Banks and Brokers

Press: Eileen Murphy 212-852-7336 Eileen.Murphy@tvguide.com

Investor Relations: Rob Carl 323-817-4600 Rob.Carl@tvguide.com